Exhibit 99.2

IMMEDIATE	27 NOVEMBER 2006

Royal & SunAlliance announces plans to enter into a Joint Venture to access Eastern European Markets & Russia

Royal & Sun Alliance Insurance Group plc (R&SA) announces the signing of a framework agreement with Direct Insurance Financial Investments (DIFI), to form a Joint Venture to access markets in Eastern Europe and Russia. The Joint Venture will own Link4, the market leading direct insurance operation in Poland, and has plans to replicate this successful business model in the Czech Republic and Russia. The proposed investment is consistent with the Group’s emerging markets’ strategy and will accelerate delivery of a direct personal lines proposition in the region.

The agreement is non binding and subject to confirmatory due diligence by R&SA. On satisfactory completion of this review, R&SA will pay £44m in cash for a 50% shareholding in and joint control of the Joint Venture. Going forward, Royal & SunAlliance will invest a further £44m to fund future growth of the venture, matching DIFI’s current investment.

Paul Whittaker, Emerging Markets CEO commented, “This is an exciting opportunity to invest in the number 1 direct insurer in the Polish market and a strong base from which to export this successful model into other attractive markets. I look forward to combining the Group’s technical excellence with DIFI’s track record of quickly establishing and building leading positions in new markets.”

-ENDS-

For further information:

Analysts	Press
Helen Pickford / Shona Cotterill	Phil Wilson-Brown
Tel: +44 (0) 20 7111 7212 / 7107	Tel: +44 (0) 20 7111 7047
Andrew Wigg	Simon Moyse (Finsbury)
Tel: +44 (0) 20 7111 7138	Tel: +44 (0) 20 7251 3801

Notes to editors:
DIFI was established in 1994 and is listed on the Tel Aviv Stock Exchange. It is the 9th largest insurance company in Israel, and the number 1 direct motor insurer with 13% market share.

Important Disclaimer
This press release contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. The forward looking statements are based on management’s current expectations or beliefs as well as a number of assumptions about future events, and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. The agreement is subject to the execution of definitive documents by the parties. The Company does not assume any obligation to update any forward looking statements, whether as a result of new information, future events or otherwise.

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